UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista reports 42% annual increase in total P1 reserves

Mexico City, February 14, 2022 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) today reported its estimated certified proved (“P1”) oil and gas reserves as of December 31, 2021, which showed a 42% year-over-year increase, for a total of 181.6 million barrels of oil equivalent (MMboe). P1 reserves additions totaled 67.6 MMboe, implying a reserves replacement ratio of 477%. The proved oil and gas reserves in Vista’s flagship Bajada del Palo Oeste project were estimated at 155.0 MMboe.

“This constitutes an outstanding achievement by our operations team, as we continue to prove the quality of our core Vaca Muerta acreage and our ability to organically generate profitable growth”, commented Miguel Galuccio, Vista’s Chairman and CEO, and added: “As we continue to invest in Bajada del Palo Oeste, we expect to keep incorporating our deep inventory of new well locations into our proved reserves base”.

P1 reserves breakdown

The table below shows the certified P1 reserves breakdown:

Proved reserves breakdown by type (MMboe)	2021	2020	▲ y/y (MMboe)	▲ y/y (%)
Proved developed reserves	64.7	53.3	11.4	21%
Oil	48.5	37.8	10.7	28%
Natural Gas	16.2	15.5	0.7	5%
Proved undeveloped reserves	116.9	74.9	42.0	56%
Oil	98.1	61.7	36.4	59%
Natural Gas	18.8	13.2	5.6	43%

Total proved reserves	181.6	128.1	53.5	42%

Considering a total production of 14.2 MMboe for 2021, the implied P1 reserves life was 12.8 years, as shown below:

Proved reserves reconciliation	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Proved reserves YE 2020	99.5	28.6	128.1
(-) Production	(11.3)	(2.9)	(14.2)
(+) Additions	58.4	9.3	67.6

Proved reserves YE 2021	146.6	35.0	181.6

Reserves replacement ratio	519%	317%	477%

Reserves life (years)	13.0	12.0	12.8

The table below shows the certified P1 reserves breakdown by concession:

Proved reserves by concession	Oil (MMbbl)	Natural Gas (MMboe)	Total (MMboe)
Bajada del Palo Oeste	128.4	26.6	155.0
Bajada del Palo Este	1.4	1.1	2.5
Charco del Palenque	0.8	0.1	0.9
Coirón Amargo Norte	0.7	0.1	0.8
Entre Lomas Rio Negro	3.8	3.6	7.4
Entre Lomas Neuquén	1.5	0.7	2.3
Jagüel de los Machos	2.7	0.8	3.5
Jarilla Quemada	0.0	0.1	0.1
25 de Mayo–Medanito Sudeste	3.8	0.2	4.0
Acambuco	0.1	0.5	0.6
Aguada Federal	0.0	0.0	0.0
Bandurria Norte	0.0	0.0	0.0
CS-01	3.4	1.1	4.5

Total proved reserves	146.6	35.0	181.6

Production update

	Q4-21	Q3-21	Q4-20	▲ y/y	▲ q/q	2021	2020	▲ y/y
Total (boe/d)	41,064	40,267	30,648	34%	2%	38,845	26,594	46%
Oil (bbl/d)	32,436	30,954	23,056	41%	5%	30,359	18,324	66%
Natural Gas (MMm3/d)	1.29	1.40	1.12	15%	(8)%	1.27	1.22	4%
NGL (bbl/d)	524	519	518	1%	1%	475	589	(19)%

Average daily production during Q4 2021 was 41,064 boe/d, a 34% increase year-over-year, mainly driven by growth in Bajada del Palo Oeste. Oil production was 32,436 bbl/d, an interannual increase of 41%. Natural gas production in Q4 2021 was 1.29 MMm3/d, a 15% increase year-over-year.

Total production in 2021 averaged 38,845 boe/d, a 46% increase year-over-year, of which oil production was 30,359 bbl/d and natural gas production was 1.22 MMm3/d, reflecting interannual increases of 66% and 4%, respectively.

Bajada del Palo Oeste

The certified P1 oil and gas reserves in Bajada del Palo Oeste were 155.0 MMboe as of December 31, 2021, a 57% increase with respect to year-end 2020.

The increase was mainly driven by new well activity and strong results in well productivity, as the Company tied-in 20 new wells during 2021. This led to the addition of 52 P1 shale oil well locations in Bajada del Palo Oeste, resulting in a total of 134 booked P1 locations. Proved additions in the block totaled 46.8 MMboe.

The Company has identified up to 550 new well locations in the block and has drilled and tied-in 40 shale oil wells since the start of the project in 2018.

Mexico

Certified P1 reserves in block CS-01, located in Tabasco, Mexico, were 4.5 MMboe as of December 31, 2021, up from 0.2 MMboe at year-end 2020.

The P1 reserves additions were supported by an integrated study that led to the approval of the Field Development Plan by the Comisión Nacional de Hidrocarburos on April 8, 2021. Such plan contains 23 P1 locations. The additions were also driven by the increase in the working interest the Company holds in the block, from 50% to 100%, which took place on August 16, 2021.

P1 reserves valuation—Argentina

In accordance with the regulations set forth by the United States Securities and Exchange Commission (SEC), future net cash flows were calculated by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date reported, less the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves. Future net cash flows were then discounted using a factor of 10% per annum.

For the Argentina assets, the proved reserves as of December 31, 2021, were calculated with a price of 54.9 $/bbl for oil, 26.7 $/boe for LPG and 3.92 $/Mcf for natural gas, compared to 42.0 $/bbl, 19.2 $/boe and 2.81 $/Mcf, respectively, as of December 31, 2020. These prices are assumed flat for the entire valuation in accordance with SEC regulations.

The estimated certified future net cash flows attributable to Vista’s interests in the P1 reserves, as of December 31, 2021, of the properties located in Argentina, evaluated using the regulations established by the SEC, are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Proved developed	2,072.7	832.3
Proved undeveloped	1,069.2	680.0

Total proved	3,141.9	1,512.3

P1 reserves valuation – Mexico

For CS-01 block, the proved reserves as of December 31, 2021, were calculated with a price of 58.7 $/bbl for oil, and 3.18 $/Mcf for natural gas. These prices are assumed flat for the entire valuation in accordance with SEC regulations.

The estimated future net cash flows attributable to Vista’s interests in the proved reserves, as of December 31, 2021, of the CS-01, using the regulations established by the SEC are summarized as follows:

Future net cash flows (Cumulative $MM)	Undiscounted	Discounted at 10% p.a.
Total proved	63.5	24.4

Definitions and Methodology

•

The information included regarding estimated quantities of proved reserves is derived from estimates of the proved reserves as of December 31, 2021, from the report dated January 28, 2022, prepared by DeGolyer and MacNaughton for Vista’s concessions located in Argentina, and the report dated February 8, 2022, prepared by Netherland Sewell & Associates for Vista’s concessions located in Mexico.

•

According to SEC regulations, proved reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with “reasonable certainty” to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

•	Oil includes crude oil and condensate and NGL; NGLs represent less than 1% of total reserves of the Company.

•	Units:

•	Bbl: barrels

•	Boe: barrels of oil equivalent

•	MMm3: million cubic meters

•	MMboe: million barrels of oil equivalent

•	Mcf: thousand cubic feet

•	P1: proved reserves

•	Conversion metrics:

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2022

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer